     Filed pursuant to Rule 433
Registration Statement No. 333-129243
December 21, 2005
Relating to Preliminary Pricing Supplement No. 23
dated December 13, 2005

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – December 21, 2005

PLUS due January 25, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the Dow Jones Industrial Average IndexSM
Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

Offering Price	:	$10 per PLUS
Leverage Factor	:	300%
Maximum Payment	:	$10.96 per PLUS
Aggregate Principal Amount	:	$4,874,500
Initial Value	:	10,833.73
Trade Date	:	December 21, 2005
Settlement Date	:	December 29, 2005
Listing	:	The PLUS will not be listed on any securities exchange.
CUSIP	:	61747Y618
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$0.15 per PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-800-584-6837.

“Dow JonesSM,” “DJIA SM” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones & Company, Inc., which we refer to as Dow Jones, and have been licensed for use for certain purposes by Morgan Stanley. The PLUS based on the Dow Jones Industrials AverageSM are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the PLUS.